SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [  ]

Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Paul Mueller Company

Name of Person(s) Filing Proxy Statement:

Sheet Metal Workers International Association

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

[Revised Preliminary proxy statement]



For release to shareholders    10/5/99

Sheet Metal Workers International Association
1750 New York Avenue NW
Washington, D.C. 20078-2412
Tel. (800) 457-7694
Fax: (202) 662-0895

NOTICE OF INTENDED PROXY CONTEST
AT
PAUL MUELLER COMPANY

To Fellow Paul Mueller Company shareholders:

     I.   SHOULD THIS COMPANY HAVE A POISON PILL WITHOUT SHAREHOLDER
     APPROVAL?

     Our local affiliate owns stock in the Company and also
represents about 380 Company employees. We intend to
solicit shareholder proxies for a proposal         to require the
Board to first get shareholder approval before
   continuing the Company's     poison pill.

     Without shareholders' approval, in 1991 the Board of Directors established a poison pill here. This pill provides that if someone attempts to buy more than 20% of the stock
without approval from the Board, then    all     other
shareholders get the right to buy an additional share at a
designated price for each share    they     already own --
thus diluting the acquirer's stock.

        We believe the     practical effect of this plan is to
force someone interested in buying         [/R]more than 20%[/R]
to get permission from the Board.

     We believe            this plan represents Board
interference in your     right to decide when and to
whom to sell your stock.          We believe restrictions on the
marketability of stock are likely to keep its value down in the marketplace.

     Proposals like ours have been made at other companies by leading institutional investors, such as the College
Retirement Equities Fund (part of the nation's largest pension fund, TIAA-CREF) and several public employee retirement systems. The Investor Responsibility Research Center reports that shareholder proposals against poison pills were supported by shareholders at over 50% of the companies facing such proposals in 1996, 1997 and 1998. Even some companies' boards are volunteering proposals like ours, such as the recent bylaw amendment proposed by the board of ICF Kaiser International.

     A poison pill is labeled by management a "shareholder rights agreement" -- but in reality it diminishes shareholders' rights to sell stock to whomever they wish.

     The poison pill at Paul Mueller is worse than many others because it contains a "dead hand" provision -- the only directors who can approve a merger without triggering the pill are members of the Board "prior to the date of this Agreement" (1/29/91), or subsequent directors approved by the prior directors.<FN1>

    As CREF said in support of its shareholder proposal
   against a dead-hand pill     at Mylan Laboratories:

     "[T]his type of poison pill, unlike most poison pills, not only allows the current Board to thwart acquisition offers which may be favored by a majority of shareholders, but also denied shareholders the right to replace this board with new directors empowered to redeem the poison pill, permitting such offers to go forward; * * * [A] "dead hand" poison pill has a coercive effect on the shareholders' basic right to freely elect a new Board and also takes away normal decision-making authority in this important area from a newly elected Board; * * * Traditional poison pills have been defended with the argument that directors can generally be trusted to act in the shareholders' interest, and if they do not, they can be replaced by the shareholders with other directors.
     Adoption of "dead hand" poison pills, however, is different. The purpose is entrenchment, by coercing shareholders into voting for incumbent directors to preserve the possibility of redemption of the pill. Their intended effect is to preclude proxy contests for corporate control, which are appropriate means to challenge incumbent management.
     We believe the right of shareholder freely to elect a board of directors with full power to represent the shareholders' interests is the foundation-stone of good corporate governance. Yet this Board has unilaterally deprived shareholders of their only real protection against a board that acts against their interests -- the ability to freely elect a board of their choosing with full powers to represent them in all respects."

<FN1>A copy of the Rights Agreement is available free of charge from the Company, according to the Company's Form 8-A of February, 1991 filed with the SEC. The phone number of the Company's headquarters is (417) 831-3000. A copy is also available from us at no charge, or from SEC files at your own expense.

   Supporters of pills argue they protect shareholders by allowing the Board to resist offers which are not high enough to reflect a stock's true value (and thus the Board can push the buyer to offer more). However, we think shareholders are capable of deciding on their own whether an offer is adequate. Pill supporters also argue shareholders should not worry that Board members will use their veto power

   >/R> to

   keep themselves
or their friends in management from losing             their
own positions    >     because rejecting an offer simply for
self-entrenchment would breach directors' fiduciary duties. However, we believe fear of a change in control may have an
unconscious effect on how a board responds to an offer.   We also
believe that proving a breach of fiduciary duty in court is extraordinarily difficult, expensive, and time-consuming for shareholders and the Company. We believe the temptation offered by a pill should be eliminated.

     The current pill at Paul Mueller Company is scheduled to
expire January 29, 2001.          Join us in pressing
for the pill to not be renewed without shareholder approval.

II. COMPANY PERFORMANCE:

     When asked to         [/R]consider a[/R] poison pill
   plan    , many shareholders look only at whether such plan
represents sound corporate governance. However, some also consider how the Company has been performing:

A. STOCK PRICES:

GRAPH: Company vs. S & P 500.

B. LATEST FINANCIALS:

     For 6 months ending 6/30/99:

Earnings per share: $0.54, down from $2.04 in same period of 1998

Net income: $633,000, down from $2.4 million in same period of
1998



C. RECENT EVENTS:

     In 1999, the Company paid its customer Alcon Labs $1,875,000 resulting from Alcon's lawsuit for breach of warranty and breach of contract over the rusting of tanks supplied by the Company. The jury verdict resulted in a judgment of approximately $1.7 million, but then liability increased due to the Company's appeal (adding interest and attorneys fees). The Texas Court of Appeals rejected the Company's appeal, noting "the evidence at trial showed that the rust and corrosion problems were caused by Mueller's use of defective stainless steel, and Mueller does not challenge that evidence on appeal." Paul Mueller Company v. Alcon Laboratories, 993 S.W.2d 851, 857 (Tex. App. May 1999).

D. BOARD COMPOSITION:

     As of the Company's 1999 proxy statement, the Board had 7 members, including Chairman Mueller, his grandson, and the Company's top two executives.

III. IS ANOTHER ANTI-TAKEOVER DEVICE NEEDED AT THIS COMPANY?

     If you think a takeover may not be in your best interests, consider whether a poison pill is necessary to prevent one here:

     The Company's Articles contain a provision banning business combinations with any acquirer of more than 20% of the stock without first obtaining a supermajority of shareholder support (80% of the outstanding stock, not counting the acquirer's stock), unless the transaction is approved by 2/3 of the Continuing Directors (i.e., board members prior to the 20% acquisition, or later board members whom they approved).

     The Articles provide for a "classified" board of directors
   <\/R> (

   that is, board elections are staggered so     less
than half the board is up for election any year). The Articles also prohibit shareholders from calling a special meeting. None of the above provisions of the Articles can be amended without a supermajority vote (again, 80% of the outstanding).<FN*>

     The Company's long-term incentive plan contains provisions accelerating benefits in the event of a change in
control.         Missouri law also imposes many restrictions on
potential mergers and acquisitions.  See e.g., Missouri Revised
Statutes sections 351.347, 351.407, 351.459.<FN*>

     IV.  PROXY VOTING:

     The enclosed survey form is not a proxy voting card, but only a voluntary survey. We intend to solicit votes for the proposal in a few months using our own proxy card and
proxy statement.            These will     probably    not be
sent you     until after you receive a proxy statement from the
Company. The proxy card you receive may not include our
proposal.    IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK A
PROXY CARD UNLESS IT INCLUDES OUR PROPOSAL.

<FN*>The Company has the legal duty to supply shareholders with copies of its Articles and other documents. However, copies of all documents cited here are available from us at no charge. Also, these documents were filed with the SEC and are available from it (and from other agencies involved) at your own expense.

Passage of the proposal will require a favorable vote by a majority of outstanding stock --thus it is important that everyone vote. We intend to solicit at least a majority of the voting power of the outstanding stock. The Company's annual shareholders meeting occurs the first Monday of May, generally at the Company's headquarters, 1600 West
Phelps Street, Springfield MO 65802.

V. PROXY SOLICITATION:

     This solicitation is conducted by Sheet Metal Workers International Association (SMWIA). Its local affiliate
(Local 208) owns 90 shares of Paul Mueller Company stock and represents approximately 380 Mueller employees for collective bargaining purposes. We do not seek your support in labor
matters.   Regardless of the outcome of labor matters, SMWIA will
vote each proxy card it receives in accordance with the shareholder's instructions. SMWIA will not seek any discretionary voting authority for the shareholders meeting: rather, it will vote your stock solely as you direct. SMWIA will bear all solicitation costs (anticipated at $5000) and will not seek reimbursement from the Company.

     If you consider labor matters relevant to         this
proposal, consider the following: Administrative Law Judges of the National Labor Relations Board (NLRB) have issued three decisions finding Company management violated federal labor laws. Management has appealed the first two of these decisions to the full Board in Washington D.C., where they are still pending. These decisions came after trial on complaints issued against the Company by the NLRB's General Counsel. The first ALJ found the 1995 strike by SMWIA Local 208 at the Company was caused by management's unfair labor practices: that is, its violations of the law by taking unilateral actions regarding the workforce "as though the Union did not exist" (including transferring work from its unionized plant to its non-union one, offering new hires a wage higher than long-term employees and higher than offered in negotiations); and making threats and discriminating against union supporters.

     At SMWIA's urging, most strikers made an unconditional offer to return to work in May 1996, but management refused to reinstate most of them at that time. It is established labor law that an employer must reinstate unfair labor practice strikers who make an unconditional offer to return to work. The ALJ thus held the Company liable for back pay and benefits to 89 strikers. The ALJ ordered the Company to make employees whole for unilateral changes in medical care, pensions and wages. SMWIA estimates the liability on this decision currently at over $1,000,000, with interest still accruing at the short-term federal rate plus 3%.

     While not essential to the decision, ALJ Ladwig discredited the testimony of Personnel Director Young's testimony on at least two issues, even finding his testimony on one issue "a
fabrication".          The ALJ also analyzed the testimony of
Operations Manager Shaw in support of management's claim to have shifted production because of unused capacity. The ALJ found such testimony and a supporting graph were "designed to deceive", and found the defense "a falsification."

     After the first ALJ decision, management committed additional violations of federal labor laws, according to
the decisions of a different ALJ.         The second ALJ found
management failed to give the union any opportunity to bargain over changing work schedules, failed to respond to any grievances filed by the union and discriminatorily disciplined a union supporter. Management has not appealed the discriminatory discipline finding. There is no collective bargaining agreement between Local 208 and the Company; the Company implemented portions of its final offer in 1995; there are still about 20 employees who have not sought to return to work. The Union has not engaged in any boycott activities for at least 2 years.

     The NLRB General Counsel has issued two complaints against the Company which await hearing before an ALJ, one over the cut in a union leader's pay, and another over subcontracting employees' work without prior negotiation.

     In SMWIA's experience, even managers who are anti-union generally avoid the conduct engaged in here -- if for no other reason that such conduct is likely to have significant financial consequences and tie everyone up in litigation (management and employees alike). We therefore do not believe management has acted in shareholders' best interests in this area, but we do not ask for your support in this regard.

VI. FURTHER INFORMATION ABOUT THE COMPANY'S CURRENT POISON PILL:

     In January 1991, the Board adopted the poison pill by declaring a dividend of one common stock purchase right for each outstanding share of common stock. Each Right entitles the registered holder to purchase from the Company one share of Common stock (or in some circumstances, other securities, cash or other assets), at a price of $125 per common share, subject to adjustment. The Rights are not exercisable until the Distribution Date, defined as 10 days following an announcement that a person or group of affiliated or associated persons has acquired 20% or more of the Company's stock, or that they intend to make a tender offer or exchange offer for 20% or more of the stock.

     The Board in its discretion may redeem the Rights prior to any acquisition of 20% or more at a price of one (1) cent per Right. The Rights may also be redeemed in the following exceptional situation: if a bidder is interested in acquiring all the shares of the company for cash only, and such bidder does not own more than 1% of the Company's stock (and has not owned more than 1% in the prior year and never disclosed any intent to influence or acquire the Company), and has written financing commitments and an investment banker's opinion that the price he offers is fair, then the Board must put the bidder's proposal up for a shareholder vote in 60-90 days. If a majority of outstanding stock votes in favor of the proposal, then the Rights will be redeemed if the bidder pays in full within 60 days. We incorporate by reference the Company's Summary of Rights to Purchase Common Shares (provided all shareholders of record and filed with the SEC on Form 8-A on 2/1/91).

VII. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS:

     If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a-8, then he or she has the legal right to have a proposal appear in management's upcoming proxy statement and proxy card. The deadline for shareholders to submit proposals for inclusion in management's proxy materials in year 2000 is November 29, 1999.

VIII.  TEXT OF OUR PROPOSAL:

     RESOLVED, the shareholders of Paul Mueller Company hereby amend its Bylaws and Articles to add the following additional section to each:

Poison Pills (Shareholder Rights Plans)

     A. The Corporation shall not adopt or maintain a shareholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making acquisition of large holdings of the Corporation's shares of stock more difficult or expensive (such as the 1991 "Rights Agreement"), unless such plan is first approved by a majority shareholder vote.

     B. The affirmative vote of a majority of shares voted shall suffice to approve such a plan.

     C. The Corporation shall redeem any such rights now in effect.

    D. Notwithstanding any other bylaw provision, the Board may not amend any of the above provisions without shareholder ratification.

     IT IS FURTHER RESOLVED, that the above provisions are intended to be severable: if any application or provision is beyond the legal power of shareholders, then it shall be severed from the rest. If shareholders have no authority under Missouri law to impose such restriction in either bylaws or articles, then this resolution shall be deemed as a recommendation that the Board not adopt a poison pill without prior shareholder approval.

PLEASE RETURN THE ENCLOSED SURVEY TODAY.

For more information, contact SMWIA Education Director Anthony
Picarazzi, (800) 457-7694.

SURVEY OF SHAREHOLDERS OF PAUL MUELLER COMPANY

     This is a voluntary survey, not a proxy card, and cannot be used to vote on the shareholder proposal. Your identity will be kept confidential unless you specifically authorize to the contrary. The information from your response will be used solely for communicating about matters for future shareholder vote.

YOUR VIEW OF THE SHAREHOLDER PROPOSAL AGAINST THE POISON PILL:

[  ] Strongly support
[  ] Likely to support
[  ] Likely to oppose because _____________________
[  ] Undecided

[  ] Please send me more information about the issues on which shareholders will be voting:
     Mailing address: _______________________________________
                      _______________________________________
     E-mail address:
     Telephone:                    Fax:

__________________________         _______________
PRINT SHAREHOLDER NAME             # SHARES (optional)

Please return by November 10, 1999 in the enclosed envelope, or fax to (202) 662-0895.